

Mail Stop 3561

March 9, 2017

Via E-mail
Dani Reiss
President and Chief Executive Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

> **Re: Canada Goose Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed March 1, 2017**
> **File No. 333-216078**

Dear Mr. Reiss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Consolidated Financial and Other Data, page 11

1.  Your pro forma interest expense for the year ended March 31, 2016 of $9.8 million is a $2.0 million increase from the reported amount of $7.8 million. In your pro forma net income reconciliation on page 13, you appear to show an increase to net income for this pro forma interest expense adjustment. A similar situation appears to exist in your nine months ended December 31, 2016 pro forma. Please explain this apparent contradiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc:     Thomas Holden, Esq.
        Ropes & Gray LLP